Exhibit 99.1

Stellantis Publishes Agenda for 2026 Annual General Meeting of Shareholders

AMSTERDAM, March 2, 2026 – Stellantis N.V. today announced the publication of the agenda and explanatory notes for its 2026 Annual General Meeting of Shareholders (AGM), which is scheduled for April 14, 2026, in Amsterdam.

The terms of office of John Elkann, as executive director, and Robert Peugeot and Henri de Castries, as non-executive directors, will conclude at the end of the AGM. John Elkann and Robert Peugeot are proposed for re-election in the respective roles upon binding nomination by Exor N.V. and Établissements Peugeot Frères S.A. / Peugeot Invest S.A., respectively. In addition, the Stellantis Board of Directors, based on the recommendation of the ESG Committee, has resolved to propose the re-election of Henri de Castries as non-executive director and the appointment of Juergen Esser as an additional non-executive director. If elected, all proposed directors will serve a two-year term.

Juergen Esser brings strong experience and clear ambition to deliver industry-leading value creation, supported by digitally enabled business models. He holds a Diploma in Political Economies from the Friedrich-Wilhelms-University in Bonn, Germany, and currently serves as Deputy CEO and Chief Financial, Technology & Data Officer at Danone. The Board believes that his appointment will further enhance its collective expertise and operational effectiveness.

The official notice of the AGM, along with explanatory notes and related materials – including biography of the non-executive director proposed to join the Board and the voting instructions – is now available in the Investors section of Stellantis’ corporate website at www.stellantis.com. Shareholders may also request a printed copy of these materials, including Stellantis’ audited financial statements for the year ended December 31, 2025, using the contact information provided below.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
communications@stellantis.com